UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1) *

Parsley Energy, Inc.

(Name of Issuer)

Class A common stock, par value $0.01 per share

(Title of Class of Securities)

701877102

(CUSIP Number)

Mark H. Kleinman

Executive Vice President and General Counsel

Pioneer Natural Resources Company

777 Hidden Ridge

Irving, Texas 75038

(972) 444-9001

with a copy to:

Jeffrey A. Chapman and Tull R. Florey

Gibson, Dunn & Crutcher LLP

2001 Ross Avenue, Suite 2100

Dallas, Texas 75201

(214) 698-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 701877102

1.	Names of Reporting Persons Pioneer Natural Resources Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) CO

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on October 30, 2020 (the “Original Schedule 13D”) with respect to the Class A common stock, par value $0.01 per share (the “Class A Common Stock”), and the Class B Common Stock, par value $0.01 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Parsley Common Stock”), of Parsley Energy, Inc., a Delaware corporation (the “Issuer”). Except as specifically amended and supplemented by this Amendment, the Original Schedule 13D remains in full force and effect. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to such terms in the Original Schedule 13D. This Amendment constitutes an exit filing of Pioneer Natural Resources Company, a Delaware corporation (the “Reporting Person”), in respect of the Parsley Common Stock previously reported as beneficially owned by the Reporting Person.

Item 2.	Identity and Background

Item 2(c) is hereby amended and supplemented by adding the following to the end thereof:

Schedule A to the Original Schedule 13D is hereby amended and restated in its entirety in the form attached hereto, which is incorporated by reference herein.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following to the end thereof:

On January 12, 2021, the transactions contemplated by the Merger Agreement, including the Mergers, were consummated. Pursuant to the Mergers, (i) Merger Sub Inc. merged with and into the Issuer, with the Issuer continuing as the Surviving Corporation, (ii) simultaneously with the First Company Merger, Opco Merger Sub LLC merged with and into Opco LLC, with Opco LLC continuing as the surviving entity, and (iii) immediately following the First Company Merger and the Opco Merger, the Surviving Corporation merged with and into Merger Sub LLC, with Merger Sub LLC continuing as the surviving entity. Pursuant to the terms of the Merger Agreement, subject to certain exceptions, each share of Class A Common Stock issued and outstanding immediately prior to the Effective Time was converted into and became exchangeable for 0.1252 shares of Pioneer Common Stock. Additionally, subject to certain exceptions, each Opco LLC Unit issued and outstanding immediately prior to the Effective Time, and all rights in respect thereof, were at the Effective Time converted into the right to receive 0.1252 shares of Pioneer Common Stock. Each share of Class B Common Stock was automatically cancelled for no additional consideration as of the Effective Time, subject to any statutory rights to appraisal pursuant to the General Corporation Law of the State of Delaware with respect to, and only with respect to, such shares of Class B Common Stock. At the Effective Time, the irrevocable proxies granted to the Reporting Person, the executive officers of the Reporting Person and any person designated in writing by the Reporting Person under the Voting Agreements were automatically revoked in accordance with the terms of the Voting Agreements.

As a result of the foregoing and as of the Effective Time, to the extent the terms of the Voting Agreements may have resulted in the Reporting Person being deemed for purposes of Rule 13d-3 promulgated under the Exchange Act to be the beneficial owner of shares of Parsley Common Stock, the Reporting Person is no longer deemed for purposes of Rule 13d-3 promulgated under the Exchange Act to beneficially own any shares of Parsley Common Stock.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b). The response of the Reporting Person to rows 7 through 13 on the cover page of this Amendment are incorporated by reference herein.

To the extent the terms of the Voting Agreements may have resulted in the Reporting Person being deemed, for the purpose of Rule 13d-3 promulgated under the Exchange Act, to be the beneficial owner of shares of Parsley Common Stock, the Reporting Person, as a result of the consummation of the Mergers and the termination of the proxies granted under the Voting Agreements, is longer deemed for purposes of Rule 13d-3 promulgated under the Exchange Act to beneficially own such shares of Parsley Common Stock.

In addition, as a result of the consummation of the Mergers, none of persons listed in Schedule A hereto beneficially own any shares of Class A Common Stock or Class B Common Stock.

(c). Except as set forth in Schedule B hereto and except for the foregoing transactions and as set forth in this Amendment with reference to the Merger Agreement and the Voting Agreements, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in shares of Class A Common Stock or Class B Common Stock during the past 60 days.

(d). Except with reference to the Merger Agreement and the Voting Agreements and the transactions contemplated thereby, and except as set forth in this Amendment and the Original Schedule 13D, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons set forth on Schedule A hereto has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer previously reported on the Original Schedule 13D.

(e). As of January 12, 2021 and as a result of the consummation of the Mergers and the termination of the proxies granted under the Voting Agreements, to the extent the terms of the Voting Agreements may have resulted in the Reporting Person being deemed, for the purpose of Rule 13d-3 promulgated under the Exchange Act, to be the beneficial owner of shares of Parsley Common Stock, the Reporting Person no longer beneficially owns any shares of Parsley Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following to the end thereof:

The information set forth in Item 4 of this Amendment is incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 12, 2021

PIONEER NATURAL RESOURCES COMPANY

By:	/s/ Mark H. Kleinman
Mark H. Kleinman Executive Vice President and General Counsel

SCHEDULE A

PIONEER NATURAL RESOURCES COMPANY

The name, title, present principal occupation or employment of each of the directors and executive officers of Pioneer Natural Resources Company (“Pioneer”), are set forth below. Each non-management director’s business address is c/o Pioneer Natural Resources Company, 777 Hidden Ridge, Irving, Texas 75308, and each executive officer’s business address is 777 Hidden Ridge, Irving, Texas 75308. All of the individuals listed below are citizens of the United States.

Directors:

Name	Position at Pioneer	Present Principal Occupation or Employment

Scott D. Sheffield	Director, Chief Executive Officer	Chief Executive Officer of Pioneer

J. Kenneth Thompson	Chairman of the Board, Director	President and CEO, Pacific Star Energy LLC

A.R. Alameddine	Director	Former Executive Vice President of Worldwide Negotiation, Execution and Implementation at Pioneer

Edison C. Buchanan	Director	Former Managing Director, Credit Suisse First Boston

Matthew Gallagher	Director	Former President and Chief Executive Officer, Parsley Energy, Inc.

Phillip A. Gobe	Director	Chairman and CEO, ProPetro Holding Corp.

Larry R. Grillot	Director	Retired Dean, Mewbourne College of Earth and Energy, The University of Oklahoma

Stacy P. Methvin	Director	Retired Vice President, Shell Oil Company

Royce W. Mitchell	Director	Executive Consultant

Frank A. Risch	Director	Retired Vice President and Treasurer, Exxon Mobil Corporation

Phoebe A. Wood	Director	Retired Vice Chairman and Chief Financial Officer, Brown-Forman Corporation

Michael D. Wortley	Director	Chief Legal Officer, Reata Pharmaceuticals, Inc.

Executive Officers (Who Are Not Directors):

Name	Present Principal Occupation or Employment
Mark S. Berg	Executive Vice President, Corporate Operations at Pioneer

Chris J. Cheatwood	Executive Vice President, Advisor to the Management Committee at Pioneer

Richard P. Dealy	President and Chief Operating Officer at Pioneer

J.D. Hall	Executive Vice President, Operations at Pioneer

Mark H. Kleinman	Executive Vice President and General Counsel at Pioneer

Elizabeth A. McDonald	Senior Vice President, Strategic Planning, Field Development and Marketing at Pioneer

Margaret M. Montemayor	Vice President and Chief Accounting Officer at Pioneer

Neal H. Shah	Senior Vice President and Chief Financial Officer at Pioneer

SCHEDULE B

Transactions in the Class A Common Stock of the Issuer During the Last 60 Days

The following table sets forth all transactions in the shares of Class A Common Stock effected in the past sixty (60) days by the Reporting Person or persons listed on Schedule A to this Amendment. All such transactions were effected in the open market through brokers and the price per share is net of commissions.

Larry R. Grillot

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
12/16/2020	(220)	$14.781